SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on the Update of the 2013 Interim Results	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 3, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on the Update of the 2013 Interim Results

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the Company) and all members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The estimated results for the first half of 2013 in the announcement represent preliminary estimates. The estimated results have not been audited by certified public accountants. Specific and accurate financial figures will be disclosed in the 2013 Interim Report of the Company. Investors are advised to pay attention to investment risks.

1. MAJOR FINANCIAL DATA AND FIGURES FOR THE FIRST HALF of 2013 (UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES)

		(RMB’000)
Items	The reporting period	The corresponding period of the previous year	Increase or decrease (%)
Operating income	57,110,922	46,472,594	22.89
Operating profit	641,643	–1,695,130	N/A
Profit before income tax	609,326	–1,558,652	N/A
Net profit attributable to equity shareholders of the Company	438,024	–1,194,489	N/A
Basic earnings per share (RMB)	0.061	–0.166	N/A
Return on net assets (weighted average) (%)*	2.667	–6.883	N/A

	The end of reporting period	Beginning of the reporting period	Increase or decrease (%)
Total assets	35,912,044	36,805,799	–2.43
Total equity attributable to equity shareholders of the Company	16,654,385	16,190,419	2.87
Share capital	7,200,000	7,200,000	—
Net asset value per share attributable to equity shareholders of the Company (RMB)	2.313	2.249	2.87

*	The above-mentioned net assets do not include minority shareholder interests.

2. EXPLANATIONS ON THE RESULTS AND FINANCIAL PERFORMANCE

(i) Explanations on the operating results for the first half of 2013

During the first half of 2013, the macro-economic recovery in China was weaker than expected, with the Manufacturing Purchasing Managers Index (PMI) in China continuing to hit new lows and the macro economy not yet being stabilized. Overall sentiment in the domestic petrochemical market and hence overall performance declined due to severe overcapacity and sluggish demand during the period. The market did not yet show any signs of stabilizing.

Since 2013, the Company has been committed to achieving the goal of “being domestically advanced and globally the first class” among refining and petrochemical corporations. With safe and stable operations as its base, the market as its orientation and economic return as its center, the Company has further strengthened resource allocation, energy conservation, discharge and emissions reduction and unit consumption reduction efforts, as well as product mix optimization, taking full advantage of the completion of its refinery revamping and expansion project, all to overcome the unfavorable macroeconomic environment and to improve economic return.

During the first half of 2013, the Company processed 7,707,300 tons of crude oil (including 350,400 tons of crude oil processing by subcontract), representing an increase of 2,189,200 tons, or 39.67%, over the corresponding period of the previous year. The average cost of crude oil processing is RMB4,853.39/ton, representing a decrease of RMB612.14/ton, or 11.20%, from RMB5,465.53/ton over the corresponding period of the previous year.

At the end of 2012, construction of the Refinery Revamping and Expansion Project was completed and put into full operation, enhancing the Company’s flexibility and depth in crude oil processing, improving resource allocation and utilization, further allowing the optimization of feedstock allocation and product mix, helping to improve operating performance as well as significantly increasing the production volume of the more profitable gasoline products. During the first half of 2013, the Company produced 1,381,600 tons of gasoline, representing an increase of 944,100 tons, or 215.79%, over the corresponding period of the previous year; and produced 2,514,800 tons of diesel, representing an increase of 458,300 tons, or 22.29%, over the corresponding period of the previous year. In addition, in March 2013, an improved pricing mechanism for refined oil products was implemented a further step toward marketization, hence reducing the impacts on the Company’s refining business brought by policy factors. This will have the effect of stabilizing and improving profitability of the refining business.

Prices of the Company’s petrochemical products bottomed out in March and April 2013, but the petrochemical business left the doldrums gradually and turned around to record profit in May and June 2013.

(ii) Main reasons for the changes in key financial data and indicators

			(RMB’000)
Items	The reporting period	The corresponding period of the previous year	Amount increase or decrease	Increase or decrease (%)	Reasons for the changes
Operating income	641,643	–1,695,130	2,336,773	N/A	Reduction in Crude oil processing costs and optimized product mix, please refer to “Explanations on the operating results for the first half of 2013”
Profit before income tax	609,326	–1,558,652	2,167,978	N/A
Net profit attributable to equity shareholders of the Company	438,024	–1,194,489	1,632,513	N/A
Basic earnings per share (RMB)	0.061	–0.166	0.227	N/A

3. APPENDIX FOR REFERENCE

The consolidated balance sheet and consolidated income statement signed and sealed by the Company’s legal representative, CFO, deputy CFO and director of the financial department.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 3 July 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.